UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 17, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 17 June 2021 entitled ‘Vodafone Group Plc ⫶ Vodafone Technology briefing’.

RNS Number : 1462C

Vodafone Group Plc

17 June 2021

Vodafone Group Plc ⫶ Vodafone Technology briefing

17 June 2021

Vodafone Technology ⫶ Connecting people, places & things for a better future

Vodafone Group Plc is holding a virtual briefing for investors and analysts today for Vodafone Technology, which will be hosted by Johan Wibergh (CTO), Alberto Ripepi (Networks Director), Scott Petty (Digital and IT Director), and John Otty (Group Financial Controller). The event provides an overview of Vodafone Technology, and our transformation into a new generation connectivity and digital services provider.

Through a series of video presentations and case studies (available at investors.vodafone.com), we outline how we are efficiently meeting accelerating customer demand and transforming to deliver growth. In addition, a live video Q&A webcast will commence at 2.00pm BST on 17 June 2021.

Key highlights from the event:

1.	Our customer demand continues to accelerate ⫶ Customer usage of our networks is growing rapidly and has accelerated over the last year. Our networks are delivering fast and reliable connectivity, which is critical for our society. We expect growth to continue, driven by the cloudification of communications and the proliferation in devices and services across IoT, cloud, media streaming, cloud gaming, big data and low latency connectivity.

2.	We have a strong technology roadmap ⫶ In each of our markets we provide one of the leading mobile networks and are evolving to 5G 'built right' to efficiently serve future demand. We are a leader in 5G private networks, have established new network sharing models, and are driving innovation in network technology as a founding partner of the Open RAN Telecom Infra Project. We are targeting >51 million self-built gigabit capable fixed homes passed by FY23, underpinned by our broad hybrid fibre cable footprint, which has a strong upgrade path beyond one gigabit speeds. We're moving to a scalable cloud native digital architecture and using advanced analytics to drive efficiency, speed, and reliability.

3.	We allocate capital to drive returns ⫶ We are investing efficiently in connectivity infrastructure, partnering with global technology leaders, and allocating capital effectively to drive returns and growth. We take a forensic approach to capital allocation to support our mid-term ambition of delivering return on capital above WACC. We are leveraging the scale of the Group to drive structural efficiency savings through our shared operations model.

4.	We are transforming to deliver growth ⫶ We have implemented a new single technology organisation in Europe in April 2021 to support our ambition of being the most efficient and simplified operator. Our new product operating model will drive agile development and enhance our shared platform approach, industrialise high ROCE product creation, and support our growth ambitions by drastically reducing product lead times.

Our transformation into a new generation connectivity and digital service provider will support our strategy and our medium-term financial ambitions.

Johan Wibergh, Vodafone CTO, commented:

"We are delivering one of the leading network experiences in our markets, and our strong technology roadmap will continue to support this. We are laser focused on being the most efficient technology factory in our industry, delivering the lowest cost per gigabit and leveraging the scale of the Group for structural efficiency savings. We are transforming into a new generation connectivity and digital service provider to accelerate innovation, serve our customers' digitalisation needs and support the Group's growth ambitions, with scaled architectures and reusable technology that we can repurpose across the Group".

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to "connect for a better future" enabling an inclusive and sustainable digital society.  Our expertise and scale gives us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and - as COVID-19 has clearly demonstrated - we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables over 48m people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 49 more. As of 31 March 2021, we had over 300m mobile customers, more than 28m fixed broadband customers, over 22m TV customers and we connected more than 123m IoT devices.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025 and becoming net zero by 2040, purchasing 100% of our electricity from renewable sources by 2025 and by July 2021 in Europe, and reusing, reselling or recycling 100% of our redundant network equipment.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 17, 2021	By:	/s/ RESMARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary